Exhibit 99.1

SAI.TECH Announces the Signing of an MOU with Al-Farabi Kazakh National University to Advance Technological Education and AI Computing Power in Kazakhstan

Singapore, June 28, 2024 (GLOBE NEWSWIRE) -- SAI.TECH Global Corporation (“SAI.TECH” or “SAI” or the “Company”) (NASDAQ: SAI, SAITW), announces the signing of a Memorandum of Understanding (the “MOU”) with Al-Farabi Kazakh National University (the “University”) in the Republic of Kazakhstan. This collaboration aims to bolster educational and scientific research initiatives in the region.

The MOU signifies a collaborative effort between SAI.TECH and the University spanning humanities, social sciences, and natural sciences. It includes exchanges of faculty and administrative staff, educational training programs for educators, and opportunities for student exchanges at both undergraduate and graduate levels, facilitating research internships and specialized training.

At the core of this partnership is the establishment of joint educational programs and curricula, including initiatives for double diplomas, designed to enrich academic exchange and foster collaboration between the two entities. Additionally, the collaboration encompasses joint research projects, participation in state and international grants, and the publication of scientific materials in partner institutions’ periodicals.

This collaboration marks a significant milestone in SAI.TECH’s expansion into Kazakhstan, leveraging its AI computing technology and expertise in sustainable computing with distributed energy solutions. SAI.TECH is committed to supporting the region’s development in computing and beyond.

About Al-Farabi Kazakh National University

Al-Farabi Kazakh National University, also called KazNU or KazGU, is a national research university located in Almaty, Kazakhstan. Named after philosopher and scholar Al-Farabi, it is one of the country’s largest universities. The University is Kazakhstan’s oldest classical university. The University was established on November 13, 1933 by a resolution from the Soviet Communist Party’s Kazakh Regional Committee. In 2023, the University was ranked 150th in the world by the QS World University Rankings.

About SAI.TECH

SAI.TECH is a Nasdaq-listed (SAI) sustainable distributed bitcoin mining operator headquartered in Singapore. SAI.TECH’s mission is to become a sustainable distributed digital asset mining operator and heating supplier globally, while simultaneously promote the clean transition of the bitcoin mining, power and heating industries.

In May 2022, SAI.TECH became a publicly traded company under the new ticker symbol “SAI” on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation. For more information on SAI.TECH, please visit https://sai.tech/.

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